UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Ruby Tuesday, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

781182 10 0

(CUSIP Number)

FERNANDO DE LEON

LEON CAPITAL PARTNERS, LLC

3500 Maple Avenue, Suite 1600

Dallas, Texas 75219

(214) 865-8082

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 16, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 781182 10 0

1	NAME OF REPORTING PERSON

CHIMERA CAPITAL INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,628,727
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,628,727
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,628,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 781182 10 0

1	NAME OF REPORTING PERSON

CHIMERA CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,628,727
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,628,727
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,628,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 781182 10 0

1	NAME OF REPORTING PERSON

LCG LIQUID HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,628,727
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,628,727
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,628,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 781182 10 0

1	NAME OF REPORTING PERSON

LCG ALTERNATIVE HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,628,727
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,628,727
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,628,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 781182 10 0

1	NAME OF REPORTING PERSON

LEON CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,628,727
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,628,727
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,628,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 781182 10 0

1	NAME OF REPORTING PERSON

FERNANDO DE LEON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,628,727
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,628,727
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,628,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 781182 10 0

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Chimera Investments were purchased with working capital (which may, at any given time, include working capital loans made in the ordinary course of business as well as margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,628,727 Shares beneficially owned by Chimera Investments is approximately $3,566,586, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 61,186,581 Shares outstanding, as of October 9, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 16, 2017.

A.	Chimera Investments
(a)	As of the close of business on October 18, 2017, Chimera Investments beneficially owned 1,628,727 Shares.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 1,628,727
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,628,727
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Chimera Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Chimera Capital
(a)	Chimera Capital, as the manager of Chimera Investments, may be deemed the beneficial owner of the 1,628,727 Shares owned by Chimera Investments.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 1,628,727
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,628,727
4. Shared power to dispose or direct the disposition: 0

8

CUSIP NO. 781182 10 0

(c)	Chimera Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Chimera Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	LCG Liquid
(a)	LCG Liquid, as the manager of Chimera Capital, may be deemed the beneficial owner of the 1,628,727 Shares owned by Chimera Investments.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 1,628,727
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,628,727
4. Shared power to dispose or direct the disposition: 0

(c)	LCG Liquid has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Chimera Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	LCG Alternative
(a)	LCG Alternative, as the manager of LCG Liquid, may be deemed the beneficial owner of the 1,628,727 Shares owned by Chimera Investments.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 1,628,727
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,628,727
4. Shared power to dispose or direct the disposition: 0

(c)	LCG Alternative has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Chimera Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Leon Partners
(a)	Leon Partners, as the manager of LCG Alternative, may be deemed the beneficial owner of the 1,628,727 Shares owned by Chimera Investments.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 1,628,727
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,628,727
4. Shared power to dispose or direct the disposition: 0

(c)	Leon Partners has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Chimera Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

9

CUSIP NO. 781182 10 0

F.	Mr. De Leon
(a)	Mr. De Leon, as a managing member and CEO of Leon Partners, may be deemed the beneficial owner of the 1,628,727 Shares owned by Chimera Investments.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 1,628,727
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,628,727
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. De Leon has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Chimera Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	As of October 16, 2017, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

10

CUSIP NO. 781182 10 0

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2017

CHIMERA CAPITAL INVESTMENTS, LLC

By:	Chimera Capital, LLC
Its Manager

By:	LCG Liquid Holdings, LLC
Its Manager

By:	LCG Alternative Holdings, LLC
Its Manager

By:	/s/ Fernando De Leon
	Name:	Fernando De Leon
	Title:	Authorized Signatory

CHIMERA CAPITAL, LLC

By:	LCG Liquid Holdings, LLC
Its Manager

By:	LCG Alternative Holdings, LLC
Its Manager

By:	/s/ Fernando De Leon
	Name:	Fernando De Leon
	Title:	Authorized Signatory

LCG LIQUID HOLDINGS, LLC

By:	LCG Alternative Holdings, LLC
Its Manager

By:	/s/ Fernando De Leon
	Name:	Fernando De Leon
	Title:	Authorized Signatory

LCG ALTERNATIVE HOLDINGS, LLC

By:	/s/ Fernando De Leon
	Name:	Fernando De Leon
	Title:	Authorized Signatory

11

CUSIP NO. 781182 10 0

LEON CAPITAL PARTNERS, LLC

By:	/s/ Fernando De Leon
	Name:	Fernando De Leon
	Title:	Managing Member

/s/ Fernando De Leon
Fernando De Leon

12

CUSIP NO. 781182 10 0

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

CHIMERA CAPITAL INVESTMENTS, LLC

Sale of Common Stock	(27,644)	2.1095	8/28/2017
Sale of Common Stock	(35,934)	2.1400	8/31/2017
Sale of Common Stock	(24,199)	2.1958	9/01/2017
Sale of Common Stock	(7,200)	2.1899	9/12/2017
Sale of Common Stock	(49,700)	2.2171	9/13/2017
Sale of Common Stock	(14,900)	2.2023	9/14/2017
Sale of Common Stock	(35,935)	2.2201	9/15/2017
Sale of Common Stock	(50,000)	2.2509	9/19/2017
Sale of Common Stock	(300)	2.1066	9/19/2017
Sale of Common Stock	(26,000)	2.2402	10/06/2017
Sale of Common Stock	(5,355)	2.2466	10/09/2017
Sale of Common Stock	(2,000,000)	2.3604	10/16/2017
Sale of Common Stock	(1,277,453)	2.3706	10/16/2017
Sale of Common Stock	(192,188)	2.3900	10/17/2017
Sale of Common Stock	(222,547)	2.3700	10/17/2017

Sale of Common Stock	(157,403)	2.3805	10/18/2017